

KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

03 JUN -4 AM 7:21

BY COURIER

Our Ref : KLK/SE

31 May 2003



03022414

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
19 May 2003	Listed Companies Crop April 2003
29 May 2003	Proposed acquisition of 995.5 acres of freehold agriculture land known as the Bukit Darah Estate by KL-Kepong Property Development Sdn Bhd
	CHANGES IN SUBSTANTIAL SHAREHOLDERS'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
22 May 2003	Permodalan Nasional Berhad
22 May 2003	Yayasan Pelaburan Bumiputra
28 May 2003	Dato' Lee Oi Hian
28 May 2003	Dato' Lee Hau Hian
28 May 2003	Dato' Lee Soon Hian
28 May 2003	Di-Yi Sdn Bhd
28 May 2003	Elionai Sdn Bhd
28 May 2003	High Quest Holdings Sdn Bhd
28 May 2003	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
28 May 2003	Dato' Lee Oi Hian
28 May 2003	Dato' Lee Hau Hian
28 May 2003	Dato' Lee Soon Hian

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

dlw 6/9

[S. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention : Ms Tintin Subagyo



Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **19-05-2003 02:59:38 PM**
Reference No **KL-030519-68345**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J C Lim**
* Designation : **Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
April 2003

* **Contents :-**

We submit below the crop figures for the month of **April 2003**:-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2002		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	171,955	176,890	144,859
Rubber (kg)	2,772,823	1,996,560	2,036,290

	2003								
	Jan	Feb	Mar	**Apr**	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	141,228	110,845	159,192	**159,836**					
Rubber (kg)	2,281,312	2,369,233	1,766,346	**936,927**					

/gcs



Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 29/05/2003 07:20:57 PM
Reference No KL-030529-F3CA5

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Proposed acquisition of 995.5 acres of freehold agriculture land known as the Bukit Darah Estate by KL-Kepong Property Development Sdn Bhd ("KLKPD") ("Proposed Acquisition")

* **Contents :-**

1. Introduction

Pursuant to the listing requirements of paragraph 10.07(a) of the Kuala Lumpur Stock Exchange Listing Requirements, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that KLKPD, a wholly-owned subsidiary of KLK, had on 29 May 2003 entered into a conditional sale and purchase agreement ("SPA") with The Bukit Darah Company Limited ("the Vendor") for the Proposed Acquisition of Bukit Darah Estate which comprises a piece of freehold agriculture land measuring approximately 995.5 acres (" Said Land") for a total cash consideration of RM136,468,750 ("Purchase Consideration").

2. Details of the Proposed Acquisition

2.1 Details of the Said Land

The Said Land is held under a single issue document of title Geran No. 52221 (formerly known as C.T. No. 12389), Lot No. 1456, Mukim of Rawang, District of Gombak in the State of Selangor Darul Ehsan and measures approximately 995.5 acres.

The Said Land is presently an oil palm estate known as the Bukit Darah Estate. The age profile of the oil palm trees planted on the estate ranges from 3 to 30 years.

The Said Land lies along Jalan Kuala Selangor. It is located about 12 kilometers northwest of Sungai Buloh Town and about 32 kilometers from the Kuala Lumpur City Centre. The Said Land is in the vicinity of several on-going housing schemes and township developments.

2.2 Salient Terms of the SPA

2.2.1 Basis of Acquisition

The Said Land is to be acquired on "as is where is" basis and with vacant possession, but otherwise free from all charges liens pledges claims or any encumbrances whatsoever and subject to all conditions and category of land use in the documents of title or the SPA.

2.2.2 Details of the Purchase Consideration

The Purchase Consideration was arrived at on a "willing buyer and willing seller" basis, after taking into account the long-term market potential of the Said Land for property development. The Purchase Consideration will be settled in cash and will be financed from internally generated funds.

2.2.3 Terms of Payment

The Purchase Consideration shall be paid in two (2) instalments by KLK to HSBC (Malaysia) Trustee Berhad ("Stakeholder"), which has been jointly appointed by KLK and the Vendor as stakeholder:

(i) The first instalment amounting to RM13,646,875 equivalent to ten percent (10%) of the Purchase Consideration, on the execution date of the SPA; and

(ii) RM122,821,875 being the second and final installment of the Purchase Consideration will be paid upon receiving all the approvals set out in Section 3 below.

The Stakeholder will release the full Purchase Consideration to the Vendor upon the expiry of 14 days from the date the Memorandum of Transfer of the Said Land is presented for registration at the Land Registry.

3. Approvals Required

The Proposed Acquisition is subject to approvals being obtained from the following, within nine (9) months from the date of the SPA:

(i) The Foreign Investment Committee;
(ii) The Estate Land Board; and

(iii) The Controller of Exchange, Central Bank of Sri Lanka.

4. Rationale

The Proposed Acquisition will enable KLK to acquire a strategic landbank with good potential for property development. The Said Land will enjoy better accessibility in the future when the Guthrie Corridor Expressway, which is currently under construction, is completed.

Further, the Proposed Acquisition is in line with the KLK Group's strategy to improve the geographical profile of its landbank for property development, as this would enhance opportunities for its property development business. The Said Land is located adjacent to KLK's Ladang Coalfields where KLK is developing its own property project known as Desa Coalfields.

5. Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital, shareholding structure and net tangible assets of KLK as the Purchase Consideration is in cash. Further, the Proposed Acquisition will not have any material effect on the earnings of the KLK Group for the current financial year ending 30 September 2003.

6. Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders of KLK, or any persons connected to the Directors and substantial shareholders, has any interest, direct or indirect, in the Proposed Acquisition.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/05/2003 03:14:37 PM
Reference No KL-030522-741B8

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **16/05/2003**	* **1,262,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares**
* Nature of interest : **Direct**

Direct (units) : **55,707,000**
Direct (%) : **7.85**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of securities after change**	: **55,707,000**
*	Date of notice	: **16/05/2003**
	Remarks	:

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/05/2003 03:17:02 PM
Reference No KL-030522-741B9

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **16/05/2003**	* **1,262,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

	Indirect/deemed interest (units)	:	**55,707,000**
	Indirect/deemed interest (%)	:	**7.85**
*	**Total no of securities after change**	:	**55,707,000**
*	Date of notice	:	**16/05/2003**
	Remarks	:	

/gcs



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:54:54 PM
Reference No KL-030528-4A852

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Dato' Lee Oi Hian**
*	Address	: **55 Jalan Kelab Golf, 30350 Ipoh**
*	NRIC/passport no/company no.	: **510207-08-5743**
*	Nationality/country of incorporation	: **Malaysian**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

Song Kee Tin Mining Company Sdn Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/05/2003**	* **119,000**	
Acquired	**21/05/2003**	**2,000**	
Acquired	**22/05/2003**	**34,000**	
Acquired	**23/05/2003**	**195,000**	

*	Circumstances by reason of which change has occurred	: **Deemed Interest**
*	Nature of interest	: **Indirect**
	Direct (units)	: **48,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **327,588,000**
	Indirect/deemed interest (%)	: **46.14**

* **Total no of securities after change** : **327,636,000**



* Date of notice : **26/05/2003**

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:01 PM
Reference No KL-030528-4A853

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/05/2003**	* **119,000**	
Acquired	**21/05/2003**	**2,000**	
Acquired	**22/05/2003**	**34,000**	
Acquired	**23/05/2003**	**195,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**327,588,000**
Indirect/deemed interest (%)	:	**46.14**

*	**Total no of securities after change**	: **327,643,500**
*	Date of notice	: **26/05/2003**
	Remarks **sh**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:04 PM
Reference No KL-030528-4A854

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Kuala Lumpur Kepong Berhad**
*	Stock name	:	**KLK**
*	Stock code	:	**2445**
*	Contact person	:	**J.C. Lim**
*	Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

*	Name	:	**Dato' Lee Soon Hian**
*	Address	:	**11 Jalan Gopeng, 30250 Ipoh**
*	NRIC/passport no/company no.	:	**570807-08-6365**
*	Nationality/country of incorporation	:	**Malaysian**
*	Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/05/2003**	* **119,000**	
Acquired	**21/05/2003**	**2,000**	
Acquired	**22/05/2003**	**34,000**	
Acquired	**23/05/2003**	**195,000**	

*	Circumstances by reason of which change has occurred	:	**Deemed Interest**
*	Nature of interest	:	**Indirect**
	Direct (units)	:	
	Direct (%)	:	
	Indirect/deemed interest (units)	:	**327,588,000**
	Indirect/deemed interest (%)	:	**46.14**

*	**Total no of securities after change**	: **327,588,000**
*	Date of notice	: **26/05/2003**
	Remarks **sh**	:



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:19 PM
Reference No KL-030528-4A858

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/05/2003**	* **119,000**	
Acquired	**21/05/2003**	**2,000**	
Acquired	**22/05/2003**	**34,000**	
Acquired	**23/05/2003**	**195,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **327,588,000**

	Indirect/deemed interest (%)	:	**46.14**
*	**Total no of securities after change**	:	**327,588,000**
*	Date of notice	:	**26/05/2003**
	Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:43 PM
Reference No KL-030528-4A859

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Elionai Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**176000-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/05/2003**	* **119,000**	
Acquired	**21/05/2003**	**2,000**	
Acquired	**22/05/2003**	**34,000**	
Acquired	**23/05/2003**	**195,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**327,588,000**

	Indirect/deemed interest (%)	: **46.14**
*	**Total no of securities after change**	: 327,588,000
*	Date of notice	: **26/05/2003**
	Remarks	:

sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:48 PM
Reference No KL-030528-4A85A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Song Kee Tin Mining Company Sdn Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 20/05/2003	* 119,000	
Acquired	21/05/2003	2,000	
Acquired	22/05/2003	34,000	
Acquired	23/05/2003	195,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **327,588,000**

	Indirect/deemed interest (%)	:	**46.14**
*	**Total no of securities after change**	:	**327,588,000**
*	Date of notice	:	**26/05/2003**
	Remarks	:	

sh



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:55 PM
Reference No KL-030528-4A85B

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Song Kee Tin Mining Company Sdn Berhad
Wisma Taiko, 1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/05/2003**	* **119,000**	
Acquired	**21/05/2003**	**2,000**	
Acquired	**22/05/2003**	**34,000**	
Acquired	**23/05/2003**	**195,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**3,750,000**
Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**323,838,000**



	Indirect/deemed interest (%)	: **45.61**
*	**Total no of securities after change**	: **327,588,000**
*	Date of notice	: **26/05/2003**
	Remarks	:

sh



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:15 PM
Reference No KL-030528-4A857

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J.C. Lim
* Designation	:	Company Secretary

Particulars of director

* Name	:	**Dato' Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 20/05/2003	* 119,000	5.800
Acquired	21/05/2003	2,000	5.800
Acquired	22/05/2003	34,000	5.800
Acquired	23/05/2003	195,000	5.900

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**48,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**327,588,000**
Indirect/deemed interest (%)	:	**46.14**
* Date of notice	:	**26/05/2003**
Remarks	:	



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:13 PM
Reference No KL-030528-4A856

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 20/05/2003	* 119,000	5.800
Acquired	21/05/2003	2,000	5.800
Acquired	22/05/2003	34,000	5.800
Acquired	23/05/2003	195,000	5.900

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **55,500**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **327,588,000**
Indirect/deemed interest (%) : **46.14**
* Date of notice : **26/05/2003**

Remarks :



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 28/05/2003 02:55:08 PM
Reference No KL-030528-4A855

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/05/2003**	* **119,000**	**5.800**
Acquired	**21/05/2003**	**2,000**	**5.800**
Acquired	**22/05/2003**	**34,000**	**5.800**
Acquired	**23/05/2003**	**195,000**	**5.900**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**327,588,000**
Indirect/deemed interest (%)	:	**46.14**
* Date of notice	:	**26/05/2003**
Remarks	:	